OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Exploride Inc

1111 Light Street, Betamore
Baltimore, MD 21030

www.exploride.com



64935 shares of Common Stock

THE OFFERING

We are offering a maximum of 129,870 shares of common stock on a "best efforts" basis. Our target offering amount is $49,999.95 (the "Target Offering Amount"). If we do not raise our Target Offering Amount in 90 days, no securities will be sold in this offering, investment commitments will be canceled and committed funds will be returned (the "Minimum Offering Period"). We will accept oversubscriptions in excess of theTarget Offering Amount up to $99,999.90 on a first come, first served basis. See "Our Securities" for a description of our capital stock.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Exploride HUD is an automotive product that functions as a head-up display for any car. The motivation for this product is to reduce distraction and context switches due to mobile phones or consoles while driving. The HUD sits on the dashboard of the vehicle and shows relevant but minimal information in the line of sight of the driver using a projected virtual image; it uses cutting edge optical engineering, gesture and voice control to provide a compelling experience to the driver. Exploride runs custom Operating System that's built over Android platform. The solution also comprises an On-Board Diagnostic (OBD) that generates IoT data for the vehicle that can help in understanding driving pattern and track vehicle parameters to improve efficiency. The Exploride device elevates a car to make it a Connected car that intelligently interacts with the Cloud. Using the built-in connectivity or through the paired mobile phone, Exploride securely communicates the telemetry information with the IBM Watson IoT Platform. The company intends to focus initially on the business to consumer market. Target customers are between 25-45 years old male with an average salary of $70,000 per year who are automobile enthusiasts and technology enthusiasts. Currently, cars with the inbuilt heads-up display are priced at an average of $65,000 - $150,000 range. At this price, it is hard for an individual with high income to go for premium segment cars. The company is focusing on users who are purchasing cars below $35,000. The Exploride company breaks the cost barrier with a hardware price of $499 (Price is retail estimation. Current pre-order price is $319). This will enable customers to experience better technology that is available in premium segment cars at a low cost. Exploride has received a fantastic response from the market. We have orders worth of $1,300,000 from all around the world which proves the market and the product. TATA Motors, world's 5th largest automotive company who owns Jaguar and Landrover has expressed a strong interest in partnering with Exploride for it's autointegration and projected sales of 7,000 units in the first year. Exploride has received platform integration interest from other automobile manufacturers like Mercedes-Benz, Honda Automobiles, Infiniti Automobiles, Mahindra Automobiles, SAIC Motors and Land Rover. We have already integrated our platform in Spyker Automobiles (Netherlands) We have achieved pre-sales of $1.3M from October 2015 to Jan 2017. The product is currently under beta development and not sold via retailers or distributors. Beta products will be available for customers by the end of May 2017 and mass product devices will be available for customers before August 2017. Companies that are helping Exploride with supply chain and mass manufacturing is Riverwood and Texas Instruments. Both are US based companies, and the last mass production is currently being set up in China. Our closest competitor is Navdy Inc. They have produced heads-up display and software that has similar capabilities like Exploride. Navdy has a disadvantage of a non-auto standard optical engineering, high burn rate and a retail price of $799 per unit in December 2016.

For more information, see Appendix C.

The team

Officers and directors

Imad Samhat	V.P Operations
Sunil Vallath	Founder & CEO
Parvathy Sreekumar	Operations Associate

Imad Samhat
Imad brings over 15+ years of manufacturing and supply chain experience to the company. Before Exploride, Imad was Senior Director of Flextronics, a billion-dollar company that manufactures Apple to Fitbit. He was the Director of billion dollar startups like Jawbone and Sierra Wireless. Imad graduated from Carleton University.

Sunil Vallath
Sunil holds BS in Computer Science and worked with Fortune 500 companies for years. Sunil has an in-depth knowledge of marketing and business development. Before Exploride, Sunil was Hardware & Network Engineer for companies like WIPRO, and SYMANTEC. He has handled million-dollar IT engineering projects in different parts of the world. Sunil is a hardware, automobile and technology enthusiast. Job Responsibilities:- *Modeling and setting the company's culture, values, and behavior * Create the vision of the alternate future for the customers. * Recruit and retain the best talent. *Develop and lead the executive team * Ensure the company's product roadmap is in line * Develop and maintain the business plan *Evangelize the market *Strategic selling with key customers *Developing network of potential investors * Investor Management *Brand Management

Parvathy Sreekumar

Parvathy's role is to improve the operational systems, support better management reporting, information flow and management, business process and organizational planning. Parvathy holds Bachelors degree in Business Administration from University of Baltimore. She started her career with Exploride in 2014 and she was one of the pre-seed investors in Exploride.

Related party transactions

The company has a subsidiary in India providing development services and a total amount of approx $450,000 has been transferred to India during 2015 and 2016. The Indian entity provides the service with a markup 15% on the costs incurred in India. As on 12.31.2016, an amount of $25,000 is outstanding as payable in the books of Exploride Inc. Sunil Vallath, CEO was paid $ 35,000 during the year 2015 and $35,000 during 2016. The same have been accounted for under contract expense head.

<center>RISK FACTORS</center>

These are the principal risks that related to the company and its business:

- **null** An investment in our common stock involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this offering circular, before investing in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the value of our common stock could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.
- **null** We operate in a competitive industry that is subject to rapid technological change, and we expect competition to increase. There are several other companies that have developed or are developing technology and devices that compete with Exploride HUD. Our principal competitors in the Automotive Internet of Things ("IoT") market consist of Navdy and other Automotive IoT companies. These or other generic automotive companies, academic and research institutions, or others, may develop new technologies that provide a superior heads-up display device, are more effective in addressing the key problems the Exploride HUD is developed to address, or are less expensive than the Exploride HUD or our future products. Our technologies and products could be rendered obsolete by such developments. Our competitors may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources than we do or may be more successful in attracting potential customers, employees and strategic partners. In addition, potential customers, could have long-standing or contractual relationships with competitors or other automotive companies. Potential customers may be reluctant to adopt the Exploride HUD. If we are not able to compete effectively, our business and results of operations will be negatively impacted.

- **null** If we do not timely introduce successful products, our business and operating results could suffer. The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive. The success of our new products depends on several factors, including our ability to: (i) anticipate technology and market trends; (ii) timely develop innovative new products and enhancements; (iii) distinguish our products from those of our competitors; (iv) manufacture and deliver high-quality products; and (v) price our products competitively.
- **null** The risks inherent in borrowing capital may have a material adverse effect on our business. We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.
- **null** The common stock offered herein has limited transferability and liquidity. Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.
- **null** Investors may face dilution of their equity interest by subsequent financings and stock issuances. The Board of Directors of the Company has sole authority to authorize the Company to issue additional shares of the Company's capital stock (including common and preferred stock) and to establish the rights and preferences with respect to such additional stock, including liquidation preferences that may be senior to the common stock offered through this offering. In addition, the Company has reserved additional common stock under an equity incentive compensation plan to members of the Company's management team and consultants. The Company also has the ability to issue equity through preferred stock with terms and preferences to be determined in the sole discretion of the Board of Directors. Preferred stock would likely be senior to the Company's common stock on liquidation and may have other preferential rights such as the right to appoint an additional member to the Board or a right to receive a preferred return on investment. Such future issuances of preferred or common stock may dilute an Investor's investment in this offering.
- **null** Our success is highly dependent on key current management. Our success is highly dependent on Sunil Kumar Vallath, our founder and Chief Executive Officer. Mr. Vallath has been the driving force behind the development of our HUD technology and the Company. The loss of his services would have a material adverse effect on our business. We have not obtained any "key man" insurance for Mr. Vallath.
- **null** Additional Disclosures. Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has

not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company. THE COMPANY IS OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

- **null** Our limited operating history makes evaluating the business and future prospects difficult and may increase the risk of your investment. To date, we have no revenues. Our products require significant investment prior to commercial release, and may never be successfully developed or commercially successful. The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive. The success of our new products depends on several factors, including our ability to: (i) anticipate technology and market trends; (ii) timely develop innovative new products and enhancements; (iii) distinguish our products from those of our competitors; (iv) manufacture and deliver high-quality products; and (v) price our products competitively.

- **null** The product is not distributed yet and still in the R&D. Our beta is scheduled for 2017 June, and it may take more time to release the product successfully in the market. This poses a grave danger and this may affect the market for our product.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Sunil Vallath, 72.8% ownership, Common Stock

Classes of securities

- Common Stock: 9,498,320

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

2015 Stock Incentive Plan. The Company has reserved 1,000,000 shares of its common stock pursuant to the 2015 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. To date, the Company has issued 52,315 shares of common stock to a non-employee consultant pursuant to restricted stock purchase agreements at a purchase price of $0.00001 and an option to purchase 626,760 shares of common stock at an exercise price of $0.25 per share. There are currently 320,925 shares still available for grant under the Plan.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Financial Statements

Our financial statements can be found at Exhibit B to Form C.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of Exploride, which we do not anticipate occurring until at least the second quarter of 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

Our goal is to develop, manufacture and support heads-up display for automobiles. We aim to evolve as a platform where more developers can create applications for automobiles and maintain lead with the best cost/performance and robust product on the market.

Objectives over next ten months March 2017 - December 2017

- Product : Bring the product to market. Ship beta of Exploride heads-up display by April 2017
- Development : Define a product family for O.E.M market, including enhancements, options and software for O.E.M. Complete the O.E.M integration with Spyker Automobiles and achieve O.E.M auto partnerships
- People : Assemble a team of people to lead the company through its rapid growth. Recruit high-level marketing, developers, and data scientists.
- Financing: Objective is to obtain pre-series A by April 30, 2017, and full funding by July 2017.

Tentative 2-year plan. Following launch on May 01, 2017 we expect to achieve following objectives:

- Sales : Deliver 5000+ units that are already ordered via website and Indiegogo. Achieve sales of 20,000 units via e-commerce and Exploride website to achieve a revenue of $9.9M USD in fiscal year 2018. Achieve 45,000 unit orders in the second year and achieve two O.E.M partnership for platform integration and reach sales of $27M.

- Release SDK : Release of Exploride SDK for developers. Develop more intuitive applications for Exploride platform

- Insurance Partnership: Tie Up with leading insurance agency in India or USA in the second year and provide OBDII adaptor of Exploride for customers who sign up and share their driving data. In exchange, users can earn up to a 30% discount on their vehicle insurance. This willhelp us to gather data about users driving habits and vehicle data.

- Operations: Set up an operating company with 25 by the end of 2017 and 60 employees by end of second year. Implement proper manufacturing and international marketing and customer support organization

- Financing: Manage company growth to produce break-even cash flow by the end of first year. At that time it is expected that $3.7M will be required to finance inventory, $600,000 to finance account receivable and $500,000 to finance cumulative losses. The balance of the expected $200,000 financing together with the account receivables financing will provide working capital.

Liquidity and Capital Resources

As of December 31, 2016, we had no cash on hand. To date, we have funded our operations primarily with the subscription proceeds from the Company's principal stockholder, founding team, early investors and an Indiegogo campaign. See Note 8 "Subsequent Events" to our Financial Statements.

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

We started a $1M USD pre-series A on Jan 15th, 2017 and so far raised $175,000 in convertible notes from private investors. We have an additional commitment of $600,000 from an angel investment firm. We are planning to raise up to $1M ($100K max initially) via equity crowdfunding and we are using StartEngine platform to do the fundraiser.

Our long-term plan is to raise $5M USD Series A after we roll out the first set of products. We are also expecting $250,000 revenue from Spyker Automotive by end of June 2017 for the product and platform integration.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2015-01-13, Section 4(a)(2), 9000000 Common Stock. Use of proceeds: Founder's Stock issuance used for startup costs.
- 2015-04-01, Section 4(a)(2), 1497880 Common Stock. Use of proceeds: Startup

costs and initial R&D.
- 2017-03-01, Section 4(a)(2), 0 Convertible Promissory Note. Use of proceeds: R&D.

Valuation

$8,000,000.00

The Company has not undertaken an independent valuation of the Company. The price of the common stock in this offering reflects the opinion of the Board of Directors of the Company as to the current fair market value of the Company. The value of the Company's common stock depends on several factors including the successful launch of its core product, the Exploride HUD, the growth of the Automotive IoT/Connected Car market, and the ability to continue as a going concern.

USE OF PROCEEDS

	Minimum Offering Amount Sold	Maximum Offering Amount Sold
Total Proceeds:	$49,999.95	$99,999.77
Less: Offering Expenses		
StartEngine Fees (5% total fee)	$2,500	$5000
FundAmerica Fees [1]	$2,350	$5000
Professional Fees [2]	$1,000	$2,000
Net Proceeds	$44,149.95	$87,999.77
Use of Net Proceeds:		
R&D & Production	$44,149.95	$60,000
(c) Working Capital (3)	-	$27,999.77

Total Use of Net Proceeds	$44,149.95	$99,999.77

The company will use funds for Production & R&D, User Accquisation, Working Capital & Legal and Offering Expense

Production & R&D:-

NRE

Molding

Tooling

QA/Testing support

Manufacturing and Assembly

Packaging / Manuals

Logistics & Insurance

User Acquisition:-

Equity & Product Marketing

AdWords

SEO

Network Marketing

Targeted Content Marketing (Outbrain etc.)

Press Release

Legal:-

Invesntus Law Deferred Payment

Investus Law - Patent Attorney

Working Capital:-

Office and Salary

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors

Compliance failure

The company has not previously failed to comply with Regulation CF

Annual Report
The company will make annual reports available on its website.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Exploride Inc

[See attached]

I, Sunil Vallath (Print Name), the CEO (Title of Officer) of Exploride Inc. (Company Name), hereby certify that the financial statements of Exploride Inc. (Company Name) and notes thereto for the periods ending Jan 1st 2015 (beginning date of review) and December 31st 2016End Date of Review) included in this Form C offering statement are true and complete in all material respects.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 2nd 2017 (Date of Execution).



_____ (Signature)

_____ (Title)
                C.E.O

_____ (Date)
        04/18/2017

EXPLORIDE INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

Exploride Inc
Index to Financial Statements
(unaudited)

Exploride Inc
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	As on 31.12.2016	As on 31.12.2015
ASSETS		
Current Assets		
Bank Accounts	71,767.46	365,647.59
Total Bank Accounts	**$71,767.46**	**$365,647.59**
Other Current Assets		
Notes Receivable	10,000.00	0.00
Prepaid Expenses	9,200.00	9,148.34
Total Other Current Assets	**$19,200.00**	**$9,148.34**
Total Current Assets	**$90,967.46**	**$374,795.93**
Other Assets		
R&D	396,225.00	118,900.00
Total Other Assets	**$396,225.00**	**$118,900.00**
TOTAL ASSETS	**$487,192.46**	**$493,695.93**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	26,644.00	0.00
Deferred Revenue	838,490.97	610,901.94
Other Current Liabilities	0.00	2,208.71
Total Other Current Liabilities	**$865,134.97**	**$613,110.65**
Total Current Liabilities	**$865,134.97**	**$613,110.65**
Total Liabilities	**$865,134.97**	**$613,110.65**
Equity		
Common Stock	21.87	21.87
Retained Earnings - Opening Balance	-119,436.59	0.00
Net Income	-258,527.79	-119,436.59
Total Equity	**-$377,942.51**	**-$119,414.72**
TOTAL LIABILITIES AND EQUITY	**$487,192.46**	**$493,695.93**



Exploride Inc
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
Income		
Total Income		
Gross Profit	$0.00	$0.00
Expenses		
Advertising/Promotional	445.00	0.00
Contracted Services	44148.00	85193.67
Hardware printers	6502.00	0.00
Legal Fee	24759.00	0.00
Marketing	93692.30	18183.82
Office Exp	2875.10	3538.42
Office Supplies	1333.00	0.00
Platform Fee	71.00	0.00
Rent	1745.00	4359.69
Shipping	101.39	0.00
Software Lic.	48722.00	0.00
Supplies & Materials	1544.00	0.00
Travel	32590.00	5094.42
Other Expenses	0.00	3066.57
Total Expenses	**$258,527.79**	**$119,436.59**
Net Income	($258,527.79)	($119,436.59)

4

Exploride Inc
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

Securityholder Name	Options/Restricted Stock	Common Stock	Common Equivalent	diluted
Sunil Kumar Vallath		7,605,000	7,605,000	72.80%
Prasad Sasikumar		28,125	28,125	0.27%
Prasanth Sasikumar		27,000	27,000	0.26%
Karin Habermann		18,000	18,000	0.17%
Parvathy Sreekumar		270,000	270,000	2.58%
Nikitha Jain		612,000	612,000	5.86%
Ravi Malik		612,000	612,000	5.86%
Shahid Hamza Mohamed		223,880	223,880	2.14%
Rajeev Krishnan		50,000	50,000	0.48%
Imad Samhat	626,760		626,760	6.00%
Exercised Options and RSPAs	52,315		52,315	0.50%
SUB-TOTAL OUTSTANDING STOCK	**679,075**	**9,446,005**	**10,125,080**	**96.93%**
Current Available Options	320,925		320,925	3.07%
TOTAL FULLY DILUTED	**1,000,000**	**9,446,005**	**10,446,005**	**100.00%**

*There was no change in the equity holding as on *12.31.2015* and *12.31.2016*



5

Exploride Inc
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

PARTICULARS	2015-2016
OPERATING ACTIVITIES	
Net Income	(377,964.38)
Adjustments to reconcile Net Income to Net Cash Provided by Operations:	
Notes Receiveables	(10,000.00)
Prepaid Expenses	(9,200.00)
Current payables	26,644.00
Deferred Revenue	838,490.97
Total Adjustement to reconcile Net income to net cash provided by Operations:	
Net Cash porivded by operating activities	**467,970.59**
INVESTING ACTIVITIES	
R&D	(396,225.00)
Net Cash porivded by Investing Activities	(396,225.00)
FINANCING ACTIVITIES	
Equity Capital	21.87
Retained Earnings	-
Net Cash Provided by financing Activities	21.87
Net Cash increase during the period	**71,767.46**
Opening Balance of cash as on 01.01.2015	0
Closing Balance of cash as on 12.31.2016	**71,767.46**



6

NOTE 1 – NATURE OF OPERATIONS

Exploride Inc was formed on December 1st 2014 ("Inception") in the State of Delaware. The financial statements of Exploride Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Maryland, USA

Exploride revolutionizes the driving experience with augmented reality heads-up display, that powers the next-generation connected services for cars. It improves driving experience via advanced navigation, predictive maintenance and vehicle-centric services, remote monitoring, external mobile experiences and over-the-air updates. It uses patent-pending optical engineering, gesture and voice control provide a more connected, intelligent and personal driving experience.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.



Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sales of Exploride standalone devices and integrating platform/hardware to the automobiles. Till date the company has not recognised any revenue. The company has received pre orders for the product being developed and the same has been disclosed as deferred revenue in the books.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and MD state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

Company has no debt in year 2015 & 2016

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.



NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 15,000,000 shares of our common stock with par value of $0.01

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has a subsidiary in India providing development services and a total amount of $450,000 has been transferred to India during 2015 and 2016. The Indian entity provides the service with a mark up 15% on the costs incurred in India. As on 12.31.2016, an amount of $25,000 is outstanding as payable in the books of Exploride Inc.

Sunil Vallath, CEO was paid $35,000 during the year 2015 and $35,000 during 2016. The same have been accounted for under Contract expense head.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through Jan, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements other than the transactions mentioned below

1. The company has raised an amount of $175,000 by issuing convertible note. common stock at a pre money valuation of 8M USD in March 2017



EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

Exploride Narration:

We love to Dream and we wish our dreams were real. The reality is different.

Text on Screen:

6" Screen

91*152mm

116.5mm

Quad Core Processor

2GB Ram

6 Inch Transparent Screen

IR & Rear Camera

Bluetooth 4.0/LE

Exploride Narration:

You always wish to take that important call while driving without disturbing your conversation with your sweetheart.

Exploride Narration:

Your music is your world. Enjoy your favorite tracks from your playlist on Spotify, Pandora, and

also from online radio.

Exploride Narration:

We want you to stay safe on the road. Imagine your messages are read without disturbing you. Enjoy the hands-free environment and call your loved ones without even using your phone. VoIP calling facility is inbuilt into Exploride. Make most of it using the exclusive Exploride mobile application. Building relationship without any boundaries.

Exploride Narration:

Never get lost on road. Take the right road to reach on time. Every time. Now your driving experience not just complete without knowing about your ride. The onboard diagnostic gives your crisp and sharp information about your speed, tire pressure, fuel and other important statistics.

Exploride Narration:

A feature rolling list of various apps available. Make use of plethora of apps just crafted for your journeys.

Exploride Narration:

When you hit those long drives, Exploride reads what's around. Our superior augmented reality powered application gives you the perfect vision everywhere you go. All this is accessible on your mobile while you are inside or outside of your car because your car is connected to the cloud always.

Exploride Narration:

Exploride, drive safe, drive connected.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.